Exhibit 12.1

The AES Corporation and Subsidiaries

Statement Re: Calculation of Ratio of Earnings to Fixed Charges

(In millions, unaudited)

	2000		2001		2002		2003		2004

Actual:
Computation of Earnings:

Income from continuing operations before income taxes	$1,190		$697		(1,678)		$642		$831
Adjustment for undistributed equity earnings, net of distributions	(375)		(154)		247		(51)		(41)
Depreciation of previously capitalized interest	7		9		12		16		17
Fixed charges	1,304		1,657		2,087		2,163		2,051
Less:
Capitalized interest	(170)		(211)		(234)		(115)		(48)
Preference security dividend of consolidated subsidiary	(4)		(5)		(4)		(5)		(4)
Minority interest in pre-tax income of subsidiary that has not incurred fixed charges	—		—		—		—		—

Earnings	$1,952		$1,993		$430		$2,650		$2,806

Computation of Fixed Charges:
Interest expensed and amortization of issuance costs	$1,076		$1,381		$1,789		$1,983		$1,939
Capitalized interest	170		211		234		115		48
Preference security dividend of consolidated subsidiary	4		5		4		5		4
Interest expense included in rental expense	54		60		60		60		60

Fixed Charges	$1,304		$1,657		$2,087		$2,163		$2,051

Ratio of earnings to fixed charges	1.50	x	1.20	x	0.21	x	1.23	x	1.37	x